SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                   International Microcomputer Software, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                    459862306
                                    ---------
                                 (CUSIP Number)


                            Steven W. Schuster, Esq.
                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                            New York, New York 10016
                                 (212) 448-1100
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                     December 22, 2005 and December 23, 2005
                     ---------------------------------------
            (Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|.

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1     NAME OF REPORTING PERSON

      Digital Creative Development Corporation ("Digital")

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      34-1413104
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah
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NUMBER         7     SOLE VOTING POWER
OF
SHARES               7,173,258
BENEFICIALLY   -----------------------------------------------------------------
OWNED          8     SHARED VOTING POWER
BY
EACH                 -0-
REPORTING      -----------------------------------------------------------------
PERSON         9     SOLE DISPOSITIVE POWER
WITH
                     7,173,258
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,173,258 shares
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.05%
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14    TYPE OF REPORTING PERSON

      CO
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

Item 1.  Security and Issuer.

      This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, no par value per share (the "Common Stock"), of International Microcomputer Software, Inc., a California corporation (the "Issuer"), which has its principal executive offices located at 100 Rowland Way, Novato, CA 94945. The reporting dates with respect to the transactions covered hereby are December 22, 2005 and December 23, 2005.

Item 2.  Identity and Background.

      (a)   Name: Digital Creative Development Corporation
      (b)   Address: 200 East 82nd Street, New York, NY 10028
      (c) Principal Business: The company is involved in the acquisition of interests, preferably controlling interest, in technology companies, particularly companies that focus on software and media.
      (d)   Involvement in certain legal proceedings: N/A
      (e)   Party to a civil proceeding: Not Applicable.
      (f)   Place of Organization: Utah

Item 3.  Source of Funds.

      Not Applicable.

Item 4.  Purpose of Transaction.

      On December 22, 2005 Digital sold an aggregate of 10,000 shares of Common Stock of the Issuer, the proceeds of which were used for general working capital purposes. On December 23, 2005 Digital sold an aggregate of 2,500 shares of Common Stock of the Issuer, the proceeds of which were used for general working capital purposes.

Item 5.  Interest in Securities of the Issuer.

      (a) and (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated by reference.

      (c) Digital (i) sold 10,000 shares of Common Stock of the Issuer on December 22, 2005 at a price of $1.03 per share, and (ii) sold 2,500 shares of Common Stock of the Issuer on December 23, 2005 at a price of $1.00 per share.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

      (e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7.  Material to be filed as Exhibits.

      Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2005

                                        DIGITAL CREATIVE DEVELOPMENT CORPORATION


                                        /s/ Gary Herman
                                        ----------------------------
                                        BY:    Gary Herman
                                        TITLE: Secretary